Exhibit 99.1

“Corporation which has not adhered to the optional system for the mandatory acquisition of shares in a public offering”

Autonomous City of Buenos Aires,

September 5, 2012

To the

Comisión Nacional de Valores (National Securities Commission)

Re: Material Event – GFG sells its stake in Galval Agente de Valores S.A.

Dear Sirs,

We are writing to inform you in accordance with the provisions set forth by the National Securities Commission that the Board of Directors of Grupo Financiero Galicia S.A. has resolved to approve the sale of 100% of its stake in Galval Agente de Valores S.A. (“Galval”, a socieded anónima organized and operating under the laws of Uruguay) to Paullier & Cía. S.A. Such sale remains subject to the authorization of the Banco Central del Uruguay (the “BCU”).

The selling price will be equal to Galval´s Shareholders’ Equity as of the end of the month in which the sale is approved by the BCU.

Paullier & Cía. S.A., which began its operations in Uruguay in 1904, offers a wide variety of financial services for the management of investment portfolios and is affiliated to one of the most prestigious brokers in Uruguay.

Yours faithfully,

Pedro A. Richards

Attorney-at-law

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.